UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE  13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. ___)*

                  Euro Trade & Forfaiting, Inc.
                         (Name of Issuer)

                           Common Stock
                  (Title of Class of Securities)

                           29870X 10 3
                          (CUSIP Number)

                           Charles Yost
     4835 North O'Connor, Suite 134-346, Irving, Texas 75062
                          (817)267-1866
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          July 12, 1999
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. __

Note:    Schedules filed in paper format shall include a signed
original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


    CUSIP No.  29870X 10 3

1.  Names of Reporting Persons.
         North Cascade Limited

        I.R.S. Identification Nos. of above persons (entities only - voluntary).

    2.  Check the Appropriate Box if a Member of a Group

        (a)  N/A
    (b)  N/A

3.  SEC Use Only

4.  Source of Funds (SC)
         Shares were obtained in a share exchange whereby North Cascade Limited received 6,600,000 shares of Euro Trade & Forfaiting, Inc. common stock for the assignment of its shares in Euro Trade & Forfaiting Company (UK).

5.  Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)
         N/A

6.  Citizenship or Place of Organization
         Isle of Man

Number of     7.   Sole Voting Power: 6,600,000 shares (38.834%)
Shares Bene-
ficially by   8.   Shared Voting Power: N/A
Owned by Each
Reporting     9.   Sole Dispositive Power:  6,600,000 shares
(38.834%)
Person With
         10.  Shared Dispositive Power: N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person
         6,600,000 shares

12. Check if the Aggregate Amount in Row (11) Excludes Certain
Shares
         N/A

13. Percent of Class Represented by Amount in Row (11)
         38.834%

14. Type of Reporting Person
         IV


1.  Names of Reporting Persons.
         Richard Tanner (Secretary)

        I.R.S. Identification Nos. of above persons (entities only).

    2.  Check the Appropriate Box if a Member of a Group

        (a)  N/A
    (b)  N/A

3.  SEC Use Only

4.  Source of Funds
         N/A

5.  Check if Disclosure of Legal Proceedings Is Required
    Pursuant to Items 2(d) or 2(e)
         N/A

6.  Citizenship or Place of Organization
         Isle of Man

Number of     7.   Sole Voting Power: None
Shares Bene-
ficially by   8.   Shared Voting Power: None
Owned by Each
Reporting     9.   Sole Dispositive Power: None
Person With
         10.  Shared Dispositive Power: None

11. Aggregate Amount Beneficially Owned by Each Reporting Person
         None

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         N/A

13. Percent of Class Represented by Amount in Row (11)
         N/A

14. Type of Reporting Person
         IN



1.  Names of Reporting Persons.
         Robert Edward Griffin (Director)

        I.R.S. Identification Nos. of above persons (entities only).

    2.  Check the Appropriate Box if a Member of a Group

        (a)  N/A
    (b)  N/A

3.  SEC Use Only

4.  Source of Funds
         N/A

5.  Check if Disclosure of Legal Proceedings Is Required
    Pursuant to Items 2(d) or 2(e)
         N/A

6.  Citizenship or Place of Organization
         Isle of Man

Number of     7.   Sole Voting Power: None
Shares Bene-
ficially by   8.   Shared Voting Power: None
Owned by Each
Reporting     9.   Sole Dispositive Power: None
Person With
         10.  Shared Dispositive Power: None

11. Aggregate Amount Beneficially Owned by Each Reporting Person
         None

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         N/A

13. Percent of Class Represented by Amount in Row (11)
         N/A

14. Type of Reporting Person
         IN



Item 1. Security and Issuer

    Common Stock, par value $.001 per share

    Euro Trade & Forfaiting, Inc.
    9 King Street, London EC2V 8EA
    United Kingdom

    (United States office)
    4835 North O'Connor, Suite 134-346
    Irving, Texas 75062

Item 2. Identity and Background

    (a)  This statement is being filed by North Cascade Limited
         ("NCL"), and its Secretary, Richard Tanner, and
         Director, Robert Edward Griffin, that control NCL

    (b)  NCL's business address is:
         19 Peel Road
         Douglas
         Ilse of Man, Lm1 4ls

    (c)  NCL is an investment and consulting company.

    (d) Neither NCL nor its officers and directors have been involved in any criminal proceeding in the last five years,

    (e) Neither NCL nor its officers and directors have been involved in any civil proceeding in the last five years or is subject to any judgment.

    (f) NCL is an Isle of Man entity and Richard Tanner and Robert Edward Griffin are citizens of the Isle of Man.

Item 3.  Source and Amount of Funds or Other Consideration

    Shares were obtained in a share exchange whereby NCL received 6,600,000 shares of Euro Trade & Forfaiting, Inc.
("ETFC") common stock for the assignment of its shares in Euro
Trade & Forfaiting Company (UK).

Item 4.  Purpose of Transaction

    NCL acquired its shares in the reorganization of ETFC whereby ETFC acquired all the issued and outstanding shares of Euro Trade & Forfaiting Company (UK) in exchange for ETFC shares. NCL does not currently intend to change its ownership interest in ETFC and is not aware of any material change which may be pending for ETFC. As a result of the acquisition, Euro Trade & Forfaiting Company (UK) became a publicly traded company.

Item 5.  Interest in Securities of the Issuer

    (a) NCL owns 6,600,000 shares of ETFC common stock, representing 38.834% of the total outstanding shares.
    (b) NCL has sole voting power over its shares and the shares are voted at the direction of its directors.

    (c) N/A

    (d) The individual directors do not have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the securities.

    (e) N/A

Item 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

    N/A

Item 7.   Material to Be Filed as Exhibits

    None

                            Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 25, 1999

                                       North Cascade Limited


                                      By: /S/ Robert Edward Griffin
                                      Robert Edward Griffin,
                                       Director



By:  /S/ Robert Edward Griffin
     Robert Edward Griffin



By: /S/ Richard Tanner
    Richard Tanner